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SECURI' 15027412 SION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52518

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1, 2014 (MM/DD/YY) AND ENDING June 30, 2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: StreetCapital, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

300 Colonial Center Parkway Suite 260
(No. and Street)

Roswell (City) GA (State) 30076 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Brain Corbman
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

D'Arelli Pruzansky, P.A.
(Name – *if individual, state last, first, middle name*)

7280 W. Palmetto Park Road (Address) Boca Raton (City) Florida (State) 33433 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Brian Corbman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of StreetCapital, Inc., as of June 30, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Karen Z. Fischer
COMMISSION # FF165001
EXPIRES: Nov. 22, 2018
WWW.AARONNOTARY.COM

Signature

Known personally to me

Secretary

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TABLE OF CONTENTS

Report of Independent Registered Public Accounting Firm 1

Financial Statements:

Statement of Financial Condition 2

Statement of Operations 3

Statement of Changes in Shareholders' Equity 4

Statement of Cash Flows 5

Notes to Financial Statements 6-11

Supplementary Information:

Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission 13

Supplementary Information Pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 14

Report of Independent Registered Public Accounting Firm
Exemption Report Review 15

D'Arelli Pruzansky, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of StreetCapital, Inc.

We have audited the accompanying statement of financial condition of StreetCapital, Inc. as of June 30, 2015, and the related statements of operations, changes in shareholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of StreetCapital, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of StreetCapital, Inc. as of June 30, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information under rule 15c3-1 of the SEC has been subjected to audit procedures performed in conjunction with the audit of StreetCapital, Inc.'s financial statements. The supplemental information is the responsibility of StreetCapital, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information under rule 15c3-1 of the SEC is fairly stated, in all material respects, in relation to the financial statements as a whole.

D'Arelli Pruzansky, P.A.
Certified Public Accountants

Boca Raton, Florida
August 27, 2015

7280 W. Palmetto Park Road, Suite 308-N • Boca Raton, Florida 33433 • Phone: 561.756.9250 • Fax: 561.826.8936

StreetCapital, Inc.
Statement of Financial Condition
June 30, 2015

ASSETS

Cash	$	32,901
Officer loan receivable		168,369
Fee income receivable		2,500
Other receivables		4,260
Marketable securities, at fair value		11,750
Property and equipment, net of accumulated depreciation of $11,190		2,372
Deposit		5,405
Total assets	$	227,557

LIABILITIES AND SHAREHOLDERS' EQUITY

Liabilities:		
Accrued expenses	$	8,882
Total liabilities		8,882
Shareholders' equity:		
Common stock, $1.00 par value; 100,000,000 shares authorized 1,200 shares issued and 720 outstanding		1,200
Additional paid-in capital		481,431
Treasury stock, at cost (480 shares)		(124,932)
Accumulated deficit		(139,024)
Total shareholders' equity		218,675
Total liabilities and shareholders' equity	$	227,557

See Accompanying Notes to the Financial Statements

StreetCapital, Inc.
Statement of Operations
Year Ended June 30, 2015

Revenues:		
Investment banking fees	$	128,579
Private placement income		66,000
Total revenue		194,579
Expenses:		
Commissions		14,412
Stock based compensation		15,000
Clearing costs		4,440
Depreciation expense		304
General and administrative expense		16,815
Employee compensation and benefits		51,617
Fidelity bond		637
Professional fees		15,950
Occupancy costs		34,734
Regulatory fees		8,447
Communication and data processing		6,057
Payroll tax expense		905
Total operating expenses		169,318
Net income from operations		25,261
Other income (Expense):		
Unrealized loss on marketable securities		(3,000)
Loss on sale of stock		(8,649)
		(11,649)
Net income before income taxes		13,612
Income tax expense		-
Net income	$	13,612

See Accompanying Notes to the Financial Statements

StreetCapital, Inc.
Statement of Changes in Shareholders' Equity
Year Ended June 30, 2015

	Common Stock - $1.00 Par Value Shares	Amount	Additional Paid in Capital	Treasury Stock	Accumulated Deficit	Total
Balance, June 30, 2014	1,200	$ 1,200	$ 450,301	$ -	$ (152,636)	$ 298,865
Repurchase of common stock	-	-	-	(125,052)	-	(125,052)
Retirement of treasury stock	(120)	(120)	-	120	-	-
Sale of common stock to officer	60	60	16,190	-	-	16,250
Stock based compensation - officer	60	60	14,940	-	-	15,000
Net income	-	-	-	-	13,612	13,612
Balance, June 30, 2015	1,200	$ 1,200	$ 481,431	$ (124,932)	$ (139,024)	$ 218,675

See Accompanying Notes to the Financial Statements

StreetCapital, Inc.
Statement of Cash Flows
Year Ended June 30, 2015

Cash flows from operating activities:	
Net income	13,612
Adjustments to reconcile net income to net cash used in operating activities:	
Depreciation expense	304
Unrealized loss on securities held	3,000
Stock based compensation	15,000
Changes in assets and liabilities:	
(Increase) decrease in:	
Fee income receivable	5,500
Officer loan receivable	(48,901)
Broker loan receivable	(4,260)
Increase (decrease) in:	
Taxes Payable	(1,427)
Accrued expenses	(715)
Net cash used in operating activities	(17,887)
Cash flows from investing activities:	
Purchase of Computers	(2,156)
Proceeds from sale of securities	10,000
Net cash provided by investing activities	7,844
Cash flows from financing activities:	
Sale of common stock	16,250
Repurchase of common stock	(120)
Net cash provided by financing activities	16,130
Net increase in cash	6,087
Cash, beginning of year	26,814
Cash, end of year	$ 32,901
Supplemental disclosure of cash flow information:	
Cash paid during the year for interest and taxes	$ 89

See Accompanying Notes to the Financial Statements

NOTE 1 - DESCRIPTION OF BUSINESS

StreetCapital, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company was organized under the laws of California on November 11, 1999, is headquartered in Georgia, and is engaged in investment banking activities and principal transactions. On February 5, 2009, the Company changed its name from HPC Capital Management, Inc. to StreetCapital, Inc. The Company manages its business activities on the basis of one reportable segment.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents.

Revenue Recognition

Investment banking revenues include gains, losses, and fees, arising from securities offerings in which the Company acts as agent. Investment banking revenues also include fees earned from providing private placement and financial restructuring advisory services. Investment banking fees paid in cash are recorded on the offering or closing date. Trading gains or losses are recognized on a trade date basis.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Estimates applied in the fiscal year ended June 30, 2015 are the fair market realizable value of Fee Income Receivable, the net book value of Property and Equipment, the valuation allowance for marketable securities, deferred income tax asset, and stock based compensation. Accordingly, actual results could differ from those estimates.

Income Taxes

The Company accounts for income taxes in accordance with FASB ASC 740, which requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using presently enacted tax rates in effect.

Valuation of Investments

Marketable securities which consist of publicly traded unrestricted common stock are valued at the closing price on the valuation date. They are carried at the fair market value based on readily available market prices for the underlying stock.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Property and Equipment

Property and equipment are stated at cost. The cost of repairs and maintenance is expensed as incurred; major replacements and improvements are capitalized. When assets are retired or disposed of, the cost and accumulated depreciation are removed from the accounts, and any resulting gains or losses are included in income in the year of disposition. Depreciation and amortization are being computed over the estimated useful lives of the assets, generally five to seven years, using the straight-line method. Depreciation expense for the year ended June 30, 2015 was $ 304.

Long-Lived Assets

The Company reviews long-lived assets for impairment recognition whenever circumstances and situations change such that there is an indication that the recorded amounts may not be recoverable. If the undiscounted future cash flows are less than the recorded amount, the recorded amounts are reduced to fair value and an impairment loss is recognized. No impairment was found at June 30, 2015.

Concentrations

The Company maintains its cash in bank deposit accounts, which at times, exceeds federally insured limits. The Company has not experienced any losses in such accounts through June 30, 2015.

During fiscal year end June 30, 2015 the Company derived approximately 76% of total revenues from 5 customers with concentrations greater than 10% as follows:

Customer A	$ 38,098	20%
Customer B	35,000	18%
Customer C	31,028	16%
Customer D	20,841	11%
Customer E	20,720	10%
Others	48,892	25%
Total	$ 194,579	100%

Stock Based Compensation

We account for the grant of common stock, common stock options and restricted stock awards in accordance with ASC 718, "Compensation-Stock Compensation." ASC 718 requires companies to recognize in the statement of operations the grant-date fair value of common stock and other equity based compensation.

Recent Accounting Pronouncements

Management does not believe that any recently issued, but not yet effective accounting pronouncements, if adopted, would have a material effect on the accompanying financial statements.

NOTE 3 – MARKETABLE SECURITIES

Marketable securities owned consist of trading and investment securities at market value as determined by quoted listed markets.

NOTE 3 – MARKETABLE SECURITIES (continued)

Securities not readily marketable include investment securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or (c) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the Company.

NOTE 4 – PROPERTY AND EQUIPMENT

At June 30, 2015 property and equipment consist of the following:

Computers	$ 8,588
Furniture and fixtures	4,974
Total property and equipment	**13,562**
Less accumulated depreciation	(11,190)
Property and equipment, net	$ 2,372

NOTE 5 – COMMITMENTS AND CONTINGENCIES

Lease
The Company leased its office space and rent expense during the year ended June 30, 2015 was $34,734. The Company entered into a 51 month term lease agreement on November 19, 2012, with a monthly rent payment of approximately $2,700 for the first twelve months, and a three (3) percent increase every twelve (12) months.

The following table shows the Company's lease commitments by year:

Year ending June 30,		**Operating Leases**
2016	$	35,404
2017		24,311
Total Minimum Lease Obligation	**$**	**59,715**

NOTE 6 – Income Tax Expense

No provision for income taxes has been recorded for 2015 as the Company has a net operating loss carryforward for income tax purposes available to reduce taxable income to zero. No provision for deferred income taxes has been recorded as the Company continues to provide a full valuation allowance against its deferred tax assets.

NOTE 6 – Income Tax Expense (continued)

The company's deferred tax assets at June 30, 2015 were as follows:

Net operating loss carryforward	**$ 38,000**
Total	38,000
Less: Valuation Allowance	(38,000)
Net deferred tax assets	**$ -**

At June 30, 2015, the Company had net operating loss carryforwards of approximately $96,000 available to reduce future taxable income. These losses expire at various times beginning in 2029. The net operating loss carryforwards may be subject to certain limitations under Section 382 of the Internal Revenue Code in the event of a more than fifty percentage point ownership change. A fifty point percentage change in ownership occurred in 2015. Any further change in ownership in the three year forward looking period will result in net operating loss limitations. A valuation allowance has been recorded to fully offset the deferred tax assets as the future realization of the related tax benefits is uncertain. The company has decreased its valuation allowance by $7,000 in 2015. The Company's practice is to recognize interest and/or penalties related to income tax matters in income tax expense. As of June 30, 2015, the Company had no accrued interest or penalties. The Company currently has no federal or state tax examinations in progress. Tax years ending June 30, 2014, 2013, and 2012 are still open to IRS selection for audit.

NOTE 7 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 12 to 1.

At June 30, 2015, the Company has net capital of $24,017, which was $19,017 greater than its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was .3698 to 1.

The Company qualifies under the exempted provisions of Rule 15c3-3 under Section (k)(2)(i) of the Rule, as it does not carry security accounts of customers or perform custodial functions related to customer securities.

NOTE 8 – RELATED PARTY TRANSACTIONS

During this fiscal year, an officer sold his stock back to the Company for $124,451, which was deemed its fair market value. His outstanding loan owed to the Company of $124,451 was offset as part of the buyback of Common Stock. At June 30, 2015 the remaining officer owes the Company the amount of $168,369. This loan is non-interest bearing and due on demand.

During the year ended June 30, 2015 the Company received proceeds of $16,250 for the sale of 60 common shares.

During the year ended June 30, 2015 the Company recorded stock based compensation of $15,000 for 60 common shares issued. The shares were valued at the fair market value of $250 per share based on a contemporaneous sale.

NOTE 9 –FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company adopted FASB ASC 820, "Fair Value Measurements and Disclosures", for assets and liabilities measured at fair value on a recurring basis. ASC 820 establishes a common definition for fair value to be applied to existing US GAAP that require the use of fair value measurements which establishes a framework for measuring fair value and expands disclosure about such fair value measurements.

ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Additionally, ASC 820 requires the use of valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. These inputs are prioritized below:

The carrying amounts reported in the balance sheet for receivables, deposits, accounts payable and accrued liabilities approximate their estimated fair market value based on the short-term maturity of these instruments. In addition, FASB ASC 825-10-25 "Fair Value Option" was effective for January 1, 2008. ASC 825-10-25 expands opportunities to use fair value measurements in financial reporting and permits entities to choose to measure many financial instruments and certain other items at fair value.

The Company measures the financial assets in three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value. These levels are:

Level 1 – Valuations for assets and liabilities traded in active exchange markets, or interest in open-end mutual funds that allow a company to sell its ownership interest back at net asset value ("NAV") on a daily basis. Valuations are obtained from readily available pricing sources for market transactions involving identical assets, liabilities or funds.

Level 2 – Valuations for assets and liabilities traded in less active dealer, or broker markets, such as quoted prices for similar assets or liabilities or quoted prices in markets that are not active. Level 2 includes U.S. Treasury, U.S. government and agency debt securities, and mortgage-backed securities. Valuations are usually obtained from third party pricing services for identical or comparable assets or liabilities.

Level 3 – Valuations for assets and liabilities that are derived from other valuation methodologies, such as option pricing models, discounted cash flow models and similar techniques, and not based on market exchange, dealer, or broker traded transactions. Level 3 valuations incorporate certain assumptions and projections in determining the fair value assigned to such assets or liabilities.

The availability of observable inputs can vary from instrument to instrument and in certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an instrument's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement of an instrument requires judgment and consideration of factors specific to the instrument.

NOTE 9 –FAIR VALUE OF FINANCIAL INSTRUMENTS (continued)

At June 30, 2015, the Company's cash equivalents "Cash in Bank and Cash in Trading" are valued utilizing quoted market prices for identical instruments and are thus categorized in Level 1 of the fair value hierarchy.

The marketable securities held as at June 30, 2015 are valued at the quoted market price in an active market, and are therefore based on Level 1 inputs As of June 30, 2015 the fair market value of the marketable securities based on the quoted market price is $11,750. The market price change in this fiscal year resulted in an Unrealized Gain on Firm Securities Investment Account in the amount of $3,000.

NOTE 10 – SUBSEQUENT EVENTS

The Company has evaluated events and transactions that occurred subsequent to June 30, 2015 through August 26, 2015 the date the financial statements were available to be issued, for potential recognition or disclosure in the accompanying financial statements.

A letter dated July 30, 2015 was received by the Firm's attorney from FINRA stating that they are recommending disciplinary action against Mr. Sbarra and the firm. Mr. Sbarra disputes these alleged violations as stated and the firm's attorney has begun discussions with FINRA enforcement to reduce both the charges and the fine. As presented, this could have an adverse effect on the Firm's net capital.

In August, the Company received a summons naming Mr. Mannion and StreetCapital as defendants. StreetCapital was not a party to the investment in question, nor was the Plaintiff a customer of StreetCapital. The firm is only named through association with Mr. Mannion. The firm intends to vigorously defend itself against this, and does not believe there will be any liability on the Firm's part.

SUPPLEMENTARY INFORMATION

Streetcapital, Inc.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
June 30, 2015

Net capital computation:		
Total shareholders' equity	$	218,675
Deductions and/or charges:		
Non-allowable assets:		
Officer loan receivable		168,369
Other Receivables		6,762
Marketable securities		11,750
Deposits		5,405
Property plant and equipment		2,372
Total non-allowable assets		194,658
Net capital before haircuts on securities positions		24,017
Haircuts on securities		-
Net capital		24,017
Required minimum capital (greater of $5,000 or 6 2/3% of Aggregate Indebtedness of $8,882)		5,000
Excess net capital	$	19,017
Aggregate indebtedness:		
Aggregate indebtedness as included in the Statement of Financial Condition	$	8,882
Ratio of aggregate indebtedness to net capital		.3698 to 1
Reconciliation:		
Net capital, per unaudited June 30, 2015 FOCUS report, as filed	$	24,269
Audit Adjustments		(252)
Net capital, per June 30, 2015 audited report, as filed	$	24,017

STREETCAPITAL, INC.
SUPPLEMENTARY INFORMATION PURSUANT TO RULE 17A-5
OF THE SECURITIES EXCHANGE ACT OF 1934
JUNE 30, 2015

The Company is exempt from Rule 15c3-3 as no customer funds or securities are held.

Therefore, the following reports are not presented:

A) Computation for Determination of Reserve Requirement under Rule 15c3-3.

B) Information Relating to the Possession or Control Requirements under Rule 15c3-3.

D'Arelli Pruzansky, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM – EXEMPTION REPORT REVIEW

To the Board of Directors and Shareholders
of StreetCapital, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report required by SEC Rule 17a-5, in which (1) StreetCapital, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which StreetCapital, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: under the provision (k)(2)(i) "Customer Protection-Reserves and Custody of Securities" and (2) StreetCapital, Inc. stated that it has met the identified exemption provisions throughout the most recent fiscal year without exception. StreetCapital, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about StreetCapital, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Section (k)(2)(i) "Customer Protection-Reserves and Custody of Securities" of Rule 15c3-3 under the Securities Exchange Act of 1934.

D'Arelli Pruzansky, P.A.
Certified Public Accountants

Boca Raton, Florida

August 27, 2015

7280 W. Palmetto Park Road, Suite 308-N • Boca Raton, Florida 33433 • Phone: 561.756.9250 • Fax: 561.826.8936

StreetCapital

August 9, 2015

Exemption Report

RE: StreetCapital, Inc. fiscal year end June 30, 2015 Certified Audit

StreetCcapital Inc. is operating under the k2-I exemption of SEC Rule 15c3-3, "Customer Protection-Reserves and Custody of Securities". The firm does not have a retail business. The broker dealer does not sell securities or take in any customer funds; therefore to our best knowledge and belief we have met the identified exemption provisions in 240.15c3-3(k) throughout the most recent fiscal year without exception and qualify for the exemption under the rule.

X

Brian Corbman
Secretary

300 Colonial Parkway
Suite 260
Roswell, GA 30076